Shearson American REIT, Inc.
1601 N. 7th Street, Suite 340
Phoenix, Arizona 85283
Tel: (602) 743-7796

September 23, 2010

Mr. John Reynolds
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Shearson American REIT, Inc.
       Form 10
       Filed July 9, 2010
       File No. 0-29627
       SEC Comments

Dear Mr. Reynolds:

This letter is our response to your August 4, 2010 comments on the above noted Form 10 filing.  Concurrent with filing this response letter via EDGAR, we have also filed Amendment No. 1 to the Form 10 (the "Amendment"), which incorporates, where appropriate, our responses as contained in this letter.  We have also provided a few additional disclosure updates in the Amendment where appropriate to reflect changes in our operations and plans.  Our responses below are referenced to each of your comment numbers in your August 4, 2010 letter.  Please disregard our previous response letter as we did not file an amendment to the Form 10 with that letter.

Comment 1:  We have changed the language for this paragraph to read as follows:

On January 26, 2010, the Company received notice from the U.S. Securities and Exchange Commission in connection with its Order Instituting Administrative Proceedings ("IAP") pursuant to Section 12(J) of the Securities and Exchange Act of 1934, as amended ("the Exchange Act").  The IAP was instituted since the Company had been deficient in complying with the Company's obligations under Exchange Act for several years. Specifically, the Company failed to file Form 10-Ks for the years ended December 31, 2000 through December 31, 2007.  In addition, the Form 10-Ks for the years ended December 31, 2008 and 2009 were not filed timely.  In addition, the Form 10-Qs for 2001 through 2009 were not filed.  As a consequence of the Company's failure to file these reports, all of the Company's securities were involuntarily deregistered pursuant to 12(j) of the Exchange Act, which in part prohibits broker dealers from effecting transactions in the Company's securities until the securities are registered.  Accordingly, the Company has filed this registration statement Form 10 with the Securities and Exchange Commission.

Comment 2:   We have changed the language for this paragraph to read as follows:

When and if SHEARSON completes qualification as a REIT it may later locate another company to acquire.  The acquisition would most likely take the form of a merger, stock-for-stock exchange or stock-for-assets exchange.  It is probable that the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.  SHEARSON has had no discussion or negotiations with any candidates with respect to possible corporate acquisitions, mergers or similar transactions.

Comment 3:  We have added two paragraphs under GENERAL BUSINESS PLAN to address this comment as follows:

For the Company to qualify as a REIT it must qualify under the Internal Revenue Code (IRS Code) Section 857.  The Company has not sought approval nor does it believe that it currently qualifies as a REIT.  Under the IRS Code the Company, among other requirements, must have a minimum of 100 shareholders, have no more than 50% of the shares held directly or indirectly by five or fewer individuals by the 2nd year as a REIT, invest at least 75% of total assets in qualifying real estate assets, derive at least 75% of gross income from rents from real property, or interest on mortgages on real property and distribute 90% of otherwise taxable income.

The Company currently has no qualifying REIT assets. The Company believes that the lack of existing assets may provide a competitive advantage over existing REITs. The Company is not burdened with assets acquired prior to the current downturn in the real estate market.  It is probable that an existing REIT may have assets that would be depressed in comparison to the original purchase price.  It is also possible that the original cost of capital to the existing REIT may be higher than that available to the Company in the current market. Conversely, the Company has no history of acquiring properties that existing REITs may have. This lack of experience on the part of Company management in making acquisitions is a competitive disadvantage to the Company.

Comment 4:  We have modified the first paragraph under GENERAL BUSINESS PLAN to address this comment as follows:

The Company changed its name on October 16, 2009 to Shearson American REIT, Inc. with the sole purpose of becoming a Real Estate Investment Trust (REIT).  The Company and its management have no experience in operating or creating a REIT, nor is there any assurance that we can acquire an existing REIT.

Comment 5:  We have deleted these two sentences.

Comment 6:  We have added language to the last paragraph on page 5 to address this comment as follows:

We presently have no employees apart from our management. All of our officers and directors are engaged in outside business activities and anticipate that they will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than as a direct result, if any, incident to a business combination. The Company's CEO, President, COO and CFO are expected to work full time, at no less than 40 hours per week, once the Company has commenced substantial operations.

Comment 7:  We have deleted the last portion of the first sentence in the first paragraph under OVERVIEW on page 12 to address this comment as follows:

Since SHEARSON became inactive after the events of September 11, 2001 the Company has had no business operations. On October 16, 2009 PSA changed its name to Shearson American REIT, Inc. for the sole purpose of becoming a real estate investment trust, or “REIT,” that will invest primarily in institutional-quality multi-use and multi-family properties located in the United States. In addition, we may invest in other real estate investments including, but not limited to, properties located outside of the United States, mortgage loans and ground leases. We wish to be a fully integrated global Real Estate Investment Trust that will acquire, develop, own, operate and sell real estate.

Comment 8: We have added the following paragraph at the end of ITEM 2. Page 12 to address this comment:

On January 26, 2010, the Company received notice from the U.S. Securities and Exchange Commission in connection with an Order Instituting Administrative Proceedings ("IAP") pursuant to Section 12(J) of the Securities and Exchange Act of 1934, as amended ("the Exchange Act").  The IAP was instituted since the Company had been deficient in complying with the Company's obligations under Exchange Act for several years. Specifically, the Company failed to file Form 10-Ks for the years ended December 31, 2000 through December 31, 2007.  In addition, the Form 10-Ks for the years ended December 31, 2008 and 2009 were not filed timely.  In addition, the Form 10-Qs for 2001 through 2009 were not filed.  As a consequence of the Company's failure to file these reports, all of the Company's securities were involuntarily deregistered pursuant to 12(j) of the Exchange Act which, in part, prohibits broker dealers from effecting transactions in the Company's securities until the securities are registered.  Since the Company has not been active and has not attempted to raise capital, the deregistration has had no current impact on the Company's liquidity or capital resources. However, the deregistration will have negative impact on the future liquidity and the Company's ability to access capital resources. Accordingly, the Company has filed this registration statement with the Securities and Exchange Commission.

Comments 9, 10 and 11:  We have revised the initial section of ITEM 5 to address these comments as follows. Also please note that we have removed the biographical information for Mr. James Angelikis who was previously listed as our Secretary. As noted in our disclosure Mr. Angelikis resigned in August, 2010.  Mr. John Glassgow was appointed Corporate Secretary in September 2010.

As of August 31, 2010, the officers and directors of the Company were:

Name:	Age	Position

John Williams	88	Chairman of the Board of Directors and CEO
Richard Orcutt	56	President, Chief Operating Officer and Director
John Glassgow	60	Chief Financial Officer, Secretary and Director
Jonathon Schatz	50	Independent Director
Patrick Galvin	59	Independent Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The executive officers serve at the pleasure of the Board of Directors.

There are no agreements with respect to electing directors or selecting officers.  There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.  There are no family relationships among our executive officers and directors.

During 2009 John Williams was the Company's sole Director and Officer, positions he has held since December, 1994, and as such served as the responsible individual for nominations on behalf of the Company. On October 16, 2009 the Company added Richard Orcutt, James Angelakis and Jonathan Shatz as additional officers and directors.  In March 2010 the Company added Patrick Galvin as a Director and John Glassgow as Chief Financial Officer and a Director.  Mr. Angelakis resigned as Secretary and from the Board in August 2010.  Mr. Glassgow was appointed as Secretary of the Company in September 2010.

John Williams has served as a Director of the Company since its inception and as Chairman since 2002.  Mr. Williams has served as the Company's CEO since December, 2000.  He is also Managing Director of John Williams and Partners, an architectural, civil engineering and construction management firm and has been with the firm since 1958.  The firm has been certified as a minority business enterprise with the Department of Transportation, the City of Los Angeles, the L.A. Unified School District, Caltrans and the Department of Airports. Mr. Williams, AIA/NOMA, graduated from the University of Southern California with a Bachelor of Architecture Degree in 1955.  He has been a member of the American Institute of Architects since 1958.  Among his most noteworthy design accomplishments have been The Bradley International Terminal (LAX), The Willowbrook Shopping Center, and more than one hundred other projects from redevelopment projects to master planned communities; which included working drawings for mid-rise to high-rise residential and commercial, schools, government and public buildings.  As a result of these and other professional experiences, Mr. Williams possesses particular knowledge and experience in key aspects of the real estate business, public company management and strategic planning that strengthen the Company and the Board's collective qualifications, skills and experience.

Richard Orcutt has served as President and Chief Operating Officer of the Company since October, 2009. For 22 years Mr. Orcutt built and managed sales organizations opening offices both domestically and internationally. From 2004 to present Mr. Orcutt has served as Director of Sales with the startup Iovation, Inc. where he is directly responsible for generating all sales revenue.  Iovation, Inc.'s products for Intel and SAP Software have been very successfully marketed to financial institutions. He graduated from Northern Illinois University with a B.S. degree in Education in 1973.  Mr. Orcutt was employed from 1983 to 1997 and was Director of Sales for a startup company, Inacom, Inc., that grew to four billion dollars in revenue. Mr. Orcutt created sales management models, directed sales efforts, and business development activities and strategies that built Inacom into a $4 billion company.  Mr. Orcutt possesses particular knowledge and experience in business development, strategic planning and team building that strengthen the Company and Board's collective qualifications, skills and experience.

John Glassgow has served as the Chief Financial Officer and a Director of the Company since March 2010 and has been a consultant to the Company since November 2009. He was appointed Secretary of the Company in September 2010. Mr. Glassgow has been a Certified Public Accountant for 38 years. He has practiced since 1999 under Glassgow Professional Corporation and John D. Glassgow, CPA.   From 2003 to 2010 Mr. Glassgow was the President of Commonwealth Equity, an Arizona mortgage brokerage firm specializing in commercial and private funding.  He currently holds an Arizona Mortgage Brokerage License.  Mr. Glassgow was the co-founder of LRN Management, LLC, a construction management firm created for the purpose to provide construction management services to and appointed by a federal bankruptcy court on a liquidation of a bankrupt builder's estate from 2003 through 2005.  Mr. Glassgow was also the co-founder, Chief Financial Officer and Chief Operations Officer of Merit Homes, LLC, a land development and home building company, from 2005 through 2008.  From 1986 through 1998 Mr. Glassgow served in the roles of Chief Financial Officer, Chief Operations Officer and Director of Cornoyer-Hedrick, Inc., a regional multi-faceted, 150 employee architectural firm.  Mr. Glassgow graduated from the University of Arizona with a B.S. in accounting. Mr. Glassgow possesses particular knowledge and experience in the real estate, real estate financing, strategic planning and operations management fields that strengthen the Company and Board's collective qualifications, skills and experience.

Jonathan Shatz has served as an independent director since October 2009. Mr. Shatz has been a Principal from 2009 through 2010 in Jonathan Shatz P.A., a consulting practice performing forensic, accounting, tax and general consulting to both private and public companies.  In 2007 he served as a Chief Financial Officer for Bonds.com, an on-line trading firm that went public on the OTC Bulletin Board. Mr. Shatz served as the Practice Director for Accume Partner, an internal audit risk management and SOX compliance firm, from 2006 to 2007.  From 2004 to 2006 Mr. Shatz worked for Resource Global Professionals as a consultant. He is a chartered accountant with extensive Big-4 accounting firm experience and tax lawyer with international accounting and tax compliance expertise. For the last 6 years Mr. Shatz has been a consultant. He is a former Senior Manager in the Ernst & Young Banking Group (from 1995 to 1998) and a Senior Manager at Pricewaterhouse External Audit and Tax Group (from 1982 to 1995). His experience includes preparation of SEC filings (10Qs, 10Ks, 8Ks) for Fortune 100 companies in advertising, healthcare, technology, and fire and security industries. As a result of these and other experiences, Mr. Shatz possesses particular knowledge and experience in key aspects of public company management that strengthen the Board's collective qualifications, skills and experience.

Patrick Galvin has been an independent director since March 2010.  Mr. Galvin has worked as a California licensed real estate agent for The Sterling Company since 2008.  He was a licensed real estate agent for Sotheby's International from 2006 through 2008.   As a California and Irish Licensed Real Estate Agent, he has 34 years of experience representing clients in international and domestic real estate and finance transactions, with significant recent success in the multi–family housing market.  Mr. Galvin has served as a developer, investor and realtor/auctioneer in the United States and Ireland.  For 13 years (from 1992 to 2005) he worked for Prudential of California Realty where he consistently ranked in the top 1% of agents in the nation.  Additionally, during his time at IFM Properties as Director of Real Estate Acquisitions (1988 to 1991) he handled market research and perceived consumer demand while building, servicing and managing 28 family-style restaurants.  He was a senior partner at Hamilton & Hamilton Estates, Dublin, Ireland from 1985 to 1987.  He has a Masters degree from University College, Dublin. As a result of these and other professional experiences, Mr. Galvin possesses particular knowledge and experience in key aspects of real estate investments, financing and management that strengthen the Board's collective qualifications, skills and experience.

Comment 12: We have revised the summary compensation table format as follows:

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during our past two fiscal years awarded to, earned by or paid to each of the following individuals.  Salary and other compensation for these officers were set by the Board of Directors.  No other officers or employees received any compensation during either of the last two fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
John Williams, CEO	2008	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2009	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

John Glassgow,	2008	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
CFO & Secretary	2009	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

Comment 13- 404(d):  We have modified the paragraph under ITEM 7. to address this comment as follows:

Since the beginning of the year ended December 31, 2009 and the beginning of the year ended December 31, 2008, the Company has not participated in, nor does the Company currently have any proposed participation in, any transactions in which any of our directors, executive officers, or affiliates, including any member of an immediate family, had or have a direct or indirect material interest.

Comment 13- 404(c): The information required by 404(c) does not apply as the Company has had no promoters within the relevant time period.

Comment 13-We have added the additional disclosure on page 16, Under ITEM 7:

Using the standards of the NYSE Amex, which the Company is not subject to, the Company's Board has determined that Mr. Shatz and Mr. Galvin each qualify under such standards as an independent director.  No other directors are independent under these standards.  The Company did not consider any relationship or transaction between itself and these independent directors not already disclosed in this registration statement in making this determination.

Comment 14:  We removed all references to a "blank check company" as we do not believe the Company is either a development stage or blank check company as it intends to seek to qualify as a REIT as its specific business plan and later seek acquisition candidates.

To address this comment we have added the following to the end of the section on page 20 "Trading of Securities in Secondary Market".

SHEARSON will not make any efforts to cause a market to develop in its securities until such time as SHEARSON has successfully implemented its business plan.

Comment 15:  We will comply with this comment by including the June 30, 2010 quarterly information in a future amendment to the Form 10 once our auditing firm has completed its review of this information.

Comment 16: In response to this comment, we do not believe that we are a development stage company.  We have been an operating company since 1998, have over $24 million in paid in capital and in excess of 600 existing shareholders. As previously disclosed and further explained under ITEM 2. the Company became inactive after the events of September 11, 2001.  We are now reformatting the company to become a REIT.  We have revised our Form 10 via the Amendment to drop all reference to a "development stage company".

Comment 17:  We have revised our disclosure to provide details on the November 2009 appointment of our new auditors.

Comment 18:  The $10,000 disclosed in the 2009 Form 10-K was a retainer paid to our CPA firm for the audit periods disclosed.  The funds were paid outside of the Company. The expenses to relieve the retainer were incurred and appropriately recorded as an expense in 2010 and will be reflected in our first quarter 2010 Form 10-Q.

Comment 19:  As requested we will revise any references to accounting standards in accordance with FASB ASC105-10 in future amendments.

Comment 20:  We will revise this disclosure by adding the following comment to the Note 3. of the financial statements:

A judgment entered against the Company in 2002 for $100,501. As of the date of this filing the judgment remains unpaid.  The Company has recorded the liability and the interest accrued thereon.  A judgment may be executed upon for 10 years from the date of entry.  This time may be extended if the judgment creditor refiles the judgment in the county it was originally issued in.  The Company disputes the judgment and has a continuing effort to settle his claim.

Comment 21:  We have revised Exhibit 3.1 so that it only includes the articles of incorporation as amended and restated to date for the registrant.

Comment 22:  We inadvertently omitted these and have provided the bylaws as currently in effect with the Amendment.

Comment 23:  To assure that all comments are appropriately included we will amend our Form 10-K filings, where applicable, once we have completed the comments phase of the Form 10 filing.

Comment 24 first item:  We are a voluntary filer.  When we amend our Form 10-K as noted in Comment 23, we delete this check.

Comment 24 second item:  We will expand this disclosure to more fully comply with the reporting requirements of Items 307 and 308 of Regulation S-K.  The wording of this disclosure will be forthcoming.

Comment 25: As noted in our response to Comment 21 and 22, we have revised the Exhibit list and enclosures included therein. We do not believe any other exhibits are required with this filing.

Comment 26:   Our auditing firm is in the process of reviewing both our 2010 first and second quarter Form 10-Q.  We expect that both forms will be filed in the near future.

Please note that we have changed our address to 1601 N. 7th Street, Suite 340, Phoenix, Arizona 85006. In addition, we have changed our telephone number to (602) 743-7796. As our professional team including our auditing firm, legal counsel and stock transfer agent all reside in Phoenix, Arizona the change was made to facilitate our work with this group. We have made the address and telephone number change on the cover page of the Amendment.

We respectively submit the above response to the August 4, 2010 comments on the Form 10 filing by Shearson American REIT, Inc.  Please feel free to contact me directly with any questions.  As requested, we have provided the following acknowledgement:

ACKNOWLEGEMENT

Shearson American REIT, Inc. acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the feral securities laws of the United States.

So Acknowledged by Shearson American REIT, Inc.

By /s/ John D. Glassgow on September 23, 2010.
    John D. Glassgow, Chief Financial Officer

Sincerely,

/s/ John D. Glassgow
John D. Glassgow, CFO
Shearson American REIT, Inc.
Tel: (602) 743-7796